June 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  James Giugliano

Joel Parker

Rucha Pandit

Dietrich King

Re:	Andersen Group Inc.

Draft Registration Statement on Form S-1

Submitted April 25, 2025

CIK No. 0002065708

Ladies and Gentlemen:

On behalf of Andersen Group Inc. (the “Company”), and in connection with the submission via EDGAR of Amendment No. 1 to its Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), this letter responds to the comments set forth in the letter to the Company dated May 22, 2025 from the staff of the Securities and Exchange Commission (the “Staff”).

For your convenience, we have repeated and numbered the Staff’s comments from the May 22, 2025 letter in italicized print, and the Company’s responses are provided below each comment.

Prospectus Summary

Controlled Company Status, page 13

1.

We note your disclosure that you anticipate being a controlled company following the offering. Please revise here and wherever else you discuss your controlled company status to state, if true, that Andersen Aggregator will have the ability to determine all matters requiring stockholder approval including the election of directors, amendment of governing documents, and approval of major corporate transactions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 16, 58, and 125 of the Amended Draft Registration Statement to disclose that Andersen Aggregator will have the ability to determine all matters requiring stockholder approval including the election of directors, amendment of governing documents, and approval of major corporate transactions.

Risk Factors, page 22

2.

Page F-10 indicates that Andersen Tax Holdings LLC (along with its 100% wholly-owned subsidiaries) is a registered investment advisor. Please ensure that any risks associated with Andersen Tax Holdings’ status as an investment advisor are addressed.

The Company has revised the disclosure on page F-10 to indicate that Andersen Tax LLC is a registered investment advisor and added an additional risk factor on pages 38 and 39 of the Amended Draft Registration Statement to discuss potential risks associated with the Andersen Tax LLC status as investment advisor. The Company advises the staff that it does not believe that activities related to its subsidiary’s status as an investment advisor currently constitute a material portion of its business, although it is possible that in the future, it could become more significant.

Securities and Exchange Commission

June 6, 2025

Use of Proceeds, page 71

3.	Please state the approximate amount of net proceeds intended to be used for each of the purposes discussed here.

We advise the Staff on behalf of the Company that the Company currently does not have specific plans for use of the proceeds from the offering, as it had cash and cash equivalents of approximately $88 million as of December 31, 2024, generated revenue of $731 million in the year ended December 31, 2024, and cash flow from operations of $152 million for the year ended December 31, 2024 and has been profitable for many years, with members’ equity of $196 million as of December 31, 2024. As a result, the Company has not allocated any material portion of the net proceeds for any specific purpose given its cash position, profitability and the amount of cash generated currently by its business. We also advise the Staff on behalf of the Company that the Company’s efforts to grow and develop its business are ongoing in the regular course of business and would occur regardless of the timing or size of the initial public offering.

Capitalization, page 74

4.	Please exclude cash and cash equivalents from your total capitalization.

In response to the Staff’s comment, the Company has revised the Capitalization table on page 74 to exclude cash and cash equivalents from the Company’s total capitalization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

5.

We note your disclosure on page 103 that you “have experienced, and may continue to experience, higher than expected inflation, including escalating personnel costs and other costs and disruptions” and that you “may not be able to offset such higher costs through price increases.” Please revise here to describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations. Also, please clarify whether inflation has had or is expected to have a material impact on your operations and results and, to the extent applicable, provide related risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Amended Draft Registration Statement to note that historically the Company has been able to offset the impacts of inflation through adjustments to its fee structure, although it may not be able to do so in the future. In addition, the Company has added a risk factor relating to uncertain impacts of any future inflationary pressures on pages 34 and 35. The Company further advises the Staff that given the current economic uncertainty, including with respect to potential levels of inflation, interest rate changes and tariffs, among others, the Company is unable to determine whether there will be a material level of inflation or the degree of any inflation in the future. As a result, the Company does not currently believe that inflation, or any potential impact that it may have on its revenue or future results of operations would be material.

Intellectual Property, page 121

6.

You indicate here that your rights in your name and logo are material to your business. Please revise to disclose the durations of your trademarks in the “Andersen” name and the “Door” logo. Refer to Item 101(h)(4)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amended Draft Registration Statement to state the “Andersen” and “Door” trademark registration expire in October 2029 and November 2026, respectively. The Company has also added disclosure to note that it intends to extend the registrations of the trademarks for successive ten-year terms.

Securities and Exchange Commission

June 6, 2025

Note 12. Transactions with Related Parties, page F-30

7.

The December 31, 2023 balance for member firm loans of $1,566 thousand does not agree with the January 1, 2024 balance of $6,507 thousand. Please consider modifying your presentation and clarify whether the allowance for credit losses in each column is cumulative or only the amount of credit losses recognized in each year.

In response to the Staff’s comment, the Company has revised the disclosure in Note 12.

General

8.

We note your disclosure underscoring that “integrating generative AI into [y]our services will be required” and that you “expect to continue to make significant investments to build and support AI capabilities.” In an appropriate section of the registration statement, please provide your definition of “artificial intelligence” in the context of your business. Additionally, please disclose whether you intend to develop proprietary technology, utilize open-source technology, or license the use of such technology and, to the extent applicable, enhance your disclosure to provide an update on the stage of any product development. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also consider revising the relevant risk disclosure to address any related risks.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 41 of the Amended Draft Registration Statement.

9.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that it will supplementally provide the Staff with a copy of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act.

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Securities and Exchange Commission

June 6, 2025

* * * * *

Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

/s/ Jeffrey R. Vetter

cc:	Mark L. Vorsatz
Andersen Group Inc.

Jay K. Hachigian
Richard R. Hesp
Alexa Belonick
Elena M. Vespoli
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dave Peinsipp
Cooley LLP